Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT ENHANCES ACCESS TO NORTH AMERICA
THROUGH GALAXY 23 SATELLITE

OMER, Israel – May 31, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it recently started operating a new multiple channels per carrier (MCPC) platform on the Galaxy 23 satellite located at 121 degrees West. The new C-Band platform, acquired through a deal with a leading satellite operator – Intelsat, will serve a growing number of broadcasters wishing to enter the dynamic North American market by connecting to the leading cable operators and direct broadcast satellites (DBS) in the USA and Canada.

“We are very excited to increase our penetration to the lucrative North American market through the new MCPC platform on the renowned and leading Galaxy 23 satellite,” commented David Rivel, CEO and Founder of RRSat. “This new platform will enable us to further expand our reach to the leading cable and satellite operators in North America, offering our customers even broader distribution by reaching millions of new households daily. We constantly strive to offer our customers the most diverse and geographically broad basket of products, and this addition will substantially enhance our offering to the North American market.”

About RRSat Global Communications Network Ltd.
RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 365 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to sell additional services to new clients and to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Registration Statement on Form F-1 filed on October 31, 2006 and our Current Reports on Form 6-K.